2-11-02

02020514

FEB 25 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at 11 February, 2002

This Report is a Report on Form 6-K filed by Reed International P.L.C.

REED INTERNATIONAL P.L.C.
(Registrant)

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No ✓

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed International P.L.C. by FMR Corp. and its subsidiary Fidelity International Limited.

Ref 2002:RI:SEC/38

S:\2002\Stock Exchange\6K Reports\RI 6K Report\11 February - cessation of notifiable interest by Fidelity.doc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

By: L DIXON

Title: Deputy Company Secretary

Date: 11 February, 2002

Ref 2002:RI:SEC/38

S:\2002\Stock Exchange\6K Reports\RI 6K Report\11 February - cessation of notifiable interest by Fidelity.doc

REED INTERNATIONAL

Tel: 020 7227 5652

Fax: 020 7227 5659

11 February, 2002

BY FAX: 020 7588 6057

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

Dear Sirs

AVS Security Number: 857824
Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 8 February 2002 from Fidelity Investments in which they advised that, as at 6 February 2002, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, no longer have a notifiable interest in the issued share capital of the Company.

Yours faithfully
for **REED INTERNATIONAL P.L.C.**

L DIXON
Deputy Company Secretary

S:\2002\Stock Exchange\11 February LSE Disclosure of Interest letter.doc

Reed International P.L.C. 25 Victoria Street London SW1H 0EX
Telephone +44 (0)20 7222 8420 Facsimile +44(0)20 8228 5799
Website: www.reedelsevier.com

Registered Office as above Registered in England Number 77536